Exhibit 1.1

chinadotcom Unit Completes Acquisition of Newpalm

•	Financials of Newpalm to be consolidated in Q2 2003 earnings, expected to add over US$2.5 million of high-margin, earnings-accretive revenues to the group for the quarter

•	Planned integration with chinadotcom’s portal network developing additional services to its subscribers and providing strategic fits to its portal business

•	Acquisition adds over 3 million paid-up subscribers to the company’s portal network

Hong Kong April 03, 2003 chinadotcom corporation (NASDAQ: CHINA; website: www.corp.china.com), the leading integrated enterprise solutions company in Asia, today announced the completion of its acquisition of Newpalm (China) Information Technology Co., Ltd. (“Newpalm”), a leading short message service (SMS) mobile software platform developer and application service provider in China, through its mobile applications and portal arm and 81%-owned subsidiary, hongkong.com Corporation. Cash consideration of US$14 million has been paid with remaining consideration to be paid on an earn-out basis over the next two years. It is expected that the full second quarter financial contribution of Newpalm will be included within chinadotcom’s consolidated financial results for Q2 2003.

Since the signing of the initial acquisition agreement in March this year, Newpalm has shown significant progress in terms of growth of subscriber base. In March 2003, Newpalm has added over 300,000 new paid-up subscribers to an aggregate of over 3 million, representing a 10% increase over the previous month and a 40% growth rate over the level at the end of December 2002. Leveraging on the online expertise and resources of chinadotcom, chinadotcom plans to integrate Newpalm into its portal network to develop additional services such as news channels and interactive games. In addition, the acquisition of Newpalm should further strengthen and broaden chinadotcom’s existing portal community services such as e-Match and Love Skyby integrating Newpalm’s popular X-City service. More integration between Newpalm and chinadotcom’s portal network is expected in the near future.

“We are pleased to see a healthy trend of continued subscriber growth at Newpalm. While there is no assurance that the current growth rates can be maintained or that the identified synergies will come to the fore, we are nevertheless excited about the addition of Newpalm into the chinadotcom group,” said Daniel Widdicombe, Chief Financial Officer of chinadotcom corporation. “The completion of the acquisition in early April this year should allow us to consolidate the entire Q2 2003 financial result of Newpalm. This is expected to bring more than US$2.5 million in additional high-margin, earnings-accretive revenues to the chinadotcom group for the quarter.”

Newpalm has direct connections with local network operators in 22 provinces in China, with a strong presence in Shandong, Zhejiang and Jiangsu Provinces and service coverage throughout the country. Newpalm has principally developed its own intellectual property of mobile applications and products compatible with GSM and CDMA networks based on an open-architecture technology platform that supports SMS and MMS (Multi-Media Message Service) and allows rapid capacity expansion. In addition, Newpalm runs two R&D (Research and Development) centers, in Beijing and Nanjing, with over 40 professional application developers.

“We anticipate that the planned integration of Newpalm with our portal network will further strengthen our portal market position in China and will allow us to develop additional services and products to our subscribers”, said Rudy Chan, Chief Executive Office of hongkong.com Corporation. “Given the recent fast growing SMS business in China, we see great potential in this market place and we believe our track record in China, coupled with Newpalm’s mobile application technology and established customer base will help us gain traction in this arena in the long term.”

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About chinadotcom corporation

chinadotcom corporation (NASDAQ: CHINA; Website: www.corp.china.com) is a leading integrated enterprise solutions company offering technology, marketing and media services for companies throughout Greater China and the Asia-Pacific region, the US and the UK. With operations in 10 markets, the companies under chinadotcom group have extensive experience in several industry groups including finance, travel and manufacturing, and in key business areas, including e-business strategy, packaged software implementation, precision marketing, and supply chain management. chinadotcom leverages this expertise with alliances and partnerships to help drive innovative client solutions.

For more information about chinadotcom corporation, please visit www.corp.china.com

About hongkong.com Corporation

hongkong.com Corporation (GEM Stock: 8006; Website: www.hongkong.com), the leading Asian Internet media, communications and interactive services company and a 81%-owned subsidiary and mobile applications and portal arm of chinadotcom corporation, operates one of Hong Kong’s most visited portals, www.hongkong.com. hongkong.com was founded in August 1995 and successfully listed on Hong Kong Growth Enterprise Market (GEM) in March 2000. Since its incorporation, it offers a full range of innovative online products and services in the areas of education, entertainment and travel to its users.

As part of hongkong.com’s expansion strategy beyond Hong Kong, the company owns TTG Asia Media Pte Ltd, a market leader in travel-trade related publications and trade show organizer with 27 years of history. With its strong financial position, the company will continue to pursue investment opportunities that can be earnings accretive, possess sound business models that are synergistic with its current portfolio and leverage its online capabilities.

Safe Harbor Statement

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on chinadotcom management’s current expectations and are subject to risks and uncertainties and changes in circumstances. All forward-looking statements included in this press release are based upon information available to chinadotcom as of the date of the press release, and it assumes no obligation to update or alter its forward looking statements whether as a result of new information, future events or otherwise. Further information on risks or other factors that could affect chinadotcom’s results of operations is detailed in its filings with the

United States Securities and Exchange Commission, including the Annual Report for the year ended December 31, 2001 on Form 20-F filed on 11 June, 2002.

For further information, please contact:

Media Relations

Jane Cheng, Public Relations Manager

Tel:	(852) 2961 2750
Fax:	(852) 2571 0410
e-mail:	jane.cheng@hk.china.com

Investor Relations

Craig Celek, Vice President, Investor Relations

Tel:	1 (212) 661 2160
Fax:	1 (973) 591 9976
e-mail:	craig.celek@hk.china.com